FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

Diageo plc
(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES
Purchase of Own Shares 17:01 1 Oct 2002 PRNUK-0110
Director Shareholding 15:47 10 Oct 2002 PRNUK-1010
Director Shareholding 16:01 11 Oct 2002 PRNUK-1110
Blocklisting — Interim Review 13:14 15 Oct 2002 PRNUK-1510
Purchase of Own Securities 17:26 17 Oct 2002 PRNUK-1710
Director Shareholding 16:20 18 Oct 2002 PRNUK-1810
Purchase of Own Securities 17:34 18 Oct 2002 PRNUK-1810
Purchase of Own Securities 17:12 2 Oct 2002 PRNUK-0210
Purchase of Own Securities 17:44 21 Oct 2002 PRNUK-2110
Diageo Agrees Call Option 17:24 23 Oct 2002 8810C
Diageo agrees call option with General Mills
Purchase of Own Securities 14:54 25 Oct 2002 PRNUK-2510
Trading Statement 14:30 29 Oct 2002 0811D
Diageo Trading Update
Director Shareholding 13:45 3 Oct 2002 PRNUK-0310
Purchase of Own Securities 16:57 30 Oct 2002 PRNUK-3010
Purchase of Own Securities 17:06 31 Oct 2002 PRNUK-3110
Purchase of Own Securities 17:33 3 Oct 2002 PRNUK-0310
Director Shareholding 15:02 4 Oct 2002 PRNUK-0410
Purchase of Own Securities 18:15 4 Oct 2002 PRNUK-0410
Purchase of Own Securities 17:52 7 Oct 2002 PRNUK-0710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date 15 November 2002	By

Name: J Nicholls Title: Assistant Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 October 2002 – 31 October 2002

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Purchase of Own Shares (1 October 2002)	Announcement Purchase of Own Shares (17 October 2002)

Announcement Purchase of Own Shares (2 October 2002)	Announcement • Transfer of Shares by Employee Benefit Trust Trustee. • Transfer of Shares by Employee Share Trust Trustee. (18 October 2002)

Announcement Mr Walsh informs Company of his beneficial interests (3 October 2002)	Announcement Purchase of Own Shares (18 October 2002)

Announcement Purchase of Own Shares (3 October 2002)	Announcement Purchase of Own Shares (21 October 2002)

Announcement Messrs Walsh and Rose inform Company of their beneficial interests (4 October 2002)	Announcement Diageo Agrees Call Option with General Mills (23 October 2002)

Announcement Purchase of Own Shares (4 October 2002)	Announcement Messrs Walsh and Rose inform Company of their beneficial interests (25 October 2002)

Announcement Purchase of Own Shares (7 October 2002)	Announcement Diageo Trading Update (29 October 2002)

Announcement Lord Blyth, Messrs Walsh and Rose inform Company of their beneficial interests. (10 October 2002)	Announcement Purchase of Own Shares (30 October 2002)

Announcement Messrs Walsh and Rose inform Company of their beneficial interests. (11 October 2002)	Announcement Purchase of Own Shares (31 October 2002)

Announcement Blocklisting Six Monthly Return (15 October 2002)

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:01 1 Oct 2002
Number	PRNUK-0110

1 October 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,400,000 ordinary shares at an average price of 793.687p per share.

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:47 10 Oct 2002
Number	PRNUK-1010

TO:	Regulatory Information System

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces the following:

1.	that it received notification on 10 October 2002 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that the following directors were allocated Ordinary shares of 28 101/108 pence (‘Ordinary Shares’) in the Company on 10 October 2002 under the Plan, an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

2.	Name of Director	Number of Ordinary Shares

	N C Rose	24
	P S Walsh	24

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 749p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	88,404
P S Walsh	444,167	*

* (of which 4,932 are held in the form of American Depositary Shares);

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 October 2002 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 370,332 Ordinary Shares.

3.	that it received notification on 10 October 2002 from Lord Blyth that he has purchased 995 Ordinary Shares on 10 October 2002 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 749p.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 19,314.

10 October 2002

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	16:01 11 Oct 2002
Number	PRNUK-1110

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF CONTINUING OBLIGATIONS

Diageo plc (the ‘Company’) announces the following:

1) that it received notification on 11 October 2002 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that the following directors, together with other eligible employees under the Plan, were awarded Ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) on 11 October 2002 under the Plan, an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director	Number of Shares

N C Rose	395
P S Walsh	395

     The Ordinary Shares were awarded by the Trustee at no cost to Plan participants (‘Freeshares’), to a value based on a percentage of the participant’s salary on 30 June 2002 and the Company’s profits for the financial year ended 30 June 2002, subject to a maximum per Plan participant of £3,000 in value per tax year. Freeshares are awarded annually and are held by the Trustee and cannot normally be disposed of for a period of three years after the award date.

2) that today the directors named below were granted the following options over Ordinary Shares under the Company’s Senior Executive Share Option Plan:

Name of Director	Number of Ordinary Shares

N C Rose	212,450
P S Walsh	370,553

Each option was granted at a price of £7.59 per Ordinary Share and is exercisable between 11 October 2005 and 10 October 2012, subject to satisfaction of performance criteria.

As a result of the above, these directors’ interests in the Company’s Ordinary

Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Shares

N C Rose	88,799
P S Walsh	444,562

(of which 4,932 are held in the form of American Depositary Shares).

3)	that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 9,274 Ordinary Shares to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 11 October 2002 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

11.10.02	9,274	£3.54 - £5.23

The total holding of the Trust now amounts to 1,869,611 Ordinary Shares.

11 October 2002

Company	Diageo PLC
TIDM	DGE
Headline	Blocklisting — Interim Review
Released	13:14 15 Oct 2002
Number	PRNUK-1510

May 2000 Schedule 5

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications 5

UK Listing Authority Old Broad Street London EC2N 1HP AVS No: 434103

Please ensure the entries on this return are typed

1.	Name of company Diageo plc

2.	Name of Scheme Diageo (formerly Guinness) Executive Stock Option Scheme

3.	Period of Return: From 1 January 2002 to 30 June 2002

4.	Number and class of share(s) (amount of 3,755,897 stock/debt security) not issued under scheme

5.	Number of shares issued/allotted under 917,256 Scheme during period:

6.	Balance under scheme not yet 2,838,641 Issued/allotted at end of period

7.	Number and class of share(s) (amount of 5,500,000 (ref 2882 1994) Stock/debt securities) originally listed and 18,405,871 (1999)

The date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,214,904,744

Contact for queries: Address: Company Secretarial Department

Diageo plc

Name: Pam Rodgers 8 Henrietta Place

London W1G 0NB

Telephone: 020 7927 5276

Person making return

Name: John Nicholls Signature:

Position: Assistant Secretary

May 2000 Schedule 5

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications 5

UK Listing Authority Old Broad Street London EC2N 1HP AVS No: 434103

Please ensure the entries on this return are typed

3.	Name of company Diageo plc

4.	Name of Scheme Diageo (formerly Guinness) International Sharesave Scheme

3.	Period of Return: From 1 January 2002 to 30 June 2002

4.	Number and class of share(s) (amount of 1,358,483 stock/debt security) not issued under scheme

8.	Number of shares issued/allotted under 98,755 Scheme during period:

9.	Balance under scheme not yet 1,259,728 Issued/allotted at end of period

10.	Number and class of share(s) (amount of 4,250,000 Stock/debt securities) originally listed and

The date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,214,904,744

Contact for queries: Address: Company Secretarial Department

Diageo plc

Name: Pam Rodgers 8 Henrietta Place

London W1G 0NB

Telephone: 020 7927 5276

Person making return

Name: John Nicholls Signature:

Position: Assistant Secretary

May 2000 Schedule 5

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications 5

UK Listing Authority Old Broad Street London EC2N 1HP AVS No: 434103

Please ensure the entries on this return are typed

5.	Name of company Diageo plc

6.	Name of Scheme Grand Metropolitan Public Limited Company Executive Stock Option Scheme

3.	Period of Return: From 1 January 2002 to 30 June 2002

4.	Number and class of share(s) (amount of 1,278,431 stock/debt security) not issued under scheme

11.	Number of shares issued/allotted under 494,044

Scheme during period:

12.	Balance under scheme not yet 784,387 Issued/allotted at end of period

13.	Number and class of share(s) (amount of 10.6.92 Stock/debt securities) originally listed and 15.1.02 1,288,978

The date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,214,904,744

Contact for queries: Address: Company Secretarial Department

Diageo plc

Name: Pam Rodgers 8 Henrietta Place

London W1G 0NB

Telephone: 020 7927 5276

Person making return

Name: John Nicholls Signature:

Position: Assistant Secretary

May 2000 Schedule 5

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications 5

UK Listing Authority Old Broad Street London EC2N 1HP AVS No: 434103

Please ensure the entries on this return are typed

7.	Name of company Diageo plc

8.	Name of Scheme Grand Metropolitan Public Limited Company International Savings Related Share Option Plan

3.	Period of Return: From 1 January 2002 to 30 June 2002

4.	Number and class of share(s) (amount of 53,752 stock/debt security) not issued under scheme

14.	Number of shares issued/allotted under 770 Scheme during period:

15.	Balance under scheme not yet 52,982 Issued/allotted at end of period

16.	Number and class of share(s) (amount of 9.2.96 Stock/debt securities) originally listed and

The date of admission;

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,214,904,744

Contact for queries: Address: Company Secretarial Department

Diageo plc

Name: Pam Rodgers 8 Henrietta Place

London W1G 0NB

Telephone: 020 7927 5276

Person making return

Name: John Nicholls Signature:

Position: Assistant Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:26 17 Oct 2002
Number	PRNUK-1710

17 October 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 3,000,000 ordinary shares at an average price of 773.382p per share.

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	16:20 18 Oct 2002
Number	PRNUK-1810

TO:	REGULATORY INFORMATION SERVICE

PR NEWSWIRE

RE:	CHAPTER 16 PARAGRAPH 13 OF THE LISTING RULES

Diageo plc (the ‘Company’) announces the following:

1.     That it received notification on 17 October 2002 for the purposes of Section 329 of the Companies Act 1985, that Mourant & Co Trustees Limited (‘Mourant’), as trustee of the Diageo Employee Benefit Trust (the ‘Employee Benefit Trust’), purchased 2,460,000 Ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) on 16 October 2002 at a price of £7.98 per share.

The Employee Benefit Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries and operates primarily in conjunction with the Company’s Long Term Incentive Plan, now called the Total Shareholder Return plan (the ‘Plan’), approved by shareholders in August 1998 and the Company’s Senior Executive Share Option Plan (‘SESOP’), approved by shareholders in November 1999.

Both executive directors of the Company are potential beneficiaries of the Employee Benefit Trust, as follows;

N C Rose

P S Walsh

As a result of the above transactions the total holding of the Employee Benefit Trust amounts to 6,223,799 Ordinary Shares.

2.     That it received notification on 18 October 2002 for the purposes of Section 329 of the Companies Act 1985:

i) that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 7,716 Ordinary Shares to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 18 October 2002 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

18.10.02	7,716	£3.14 - £5.23

The total holding of the Trust now amounts to 1,861,895 Ordinary Shares.

ii) that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) has purchased 1,383,017 Ordinary Shares in respect of participants in the Plan, sold 137 Ordinary Shares in respect of participants leaving the Plan and transferred 1,046 Ordinary Shares to participants leaving the plan. The Ordinary Shares were purchased, sold and transferred by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

1.	Executive directors who are potential beneficiaries of the Plan are:

N C Rose

P S Walsh

2.	Transactions notified on 18 October 2002 in relation to the Plan.

		No. of	No. of
	No. of	Ordinary	Ordinary
	Ordinary	Shares	Shares	Price per
Date of Transaction	Shares Sold	Transferred	Purchased	Share

11.10.02			1,383,017	£7.87
18.10.02		1,046		N/A
18.10.02	137			£8.10

The total holding of the Plan now amounts to 1,752,166 Ordinary Shares.

18 October 2002

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:34 18 Oct 2002
Number	PRNUK-1810

18 October 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 4,380,000 ordinary shares at an average price of 748.015p per share.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:12 2 Oct 2002
Number	PRNUK-0210

2 October 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 900,000 ordinary shares at an average price of 813.338p per share.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:44 21 Oct 2002
Number	PRNUK-2110

21 October 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,000,000 ordinary shares at an average price of 761.99p per share.

Company	Diageo PLC
TIDM	DGE
Headline	Diageo Agrees Call Option
Released	17:24 23 Oct 2002
Number	8810C

23 October 2002

Diageo agrees call option with General Mills

General Mills has issued an announcement stating that it has agreed to issue $1.35 billion aggregate principal amount of convertible debentures ($1.50 billion aggregate principal amount if an initial purchasers option is exercised in full). The debentures are convertible into an aggregate of 26,183,088 ordinary shares of General Mills (29,092,320 ordinary shares of General Mills if the initial purchasers option is exercised in full).

On October 23, 2002, Diageo granted to General Mills a call option over 26,183,088 of General Mills’ ordinary shares that are held by Diageo and, if the initial purchasers option is exercised, Diageo expects that it will grant General Mills a call option over up to an additional 2,909,232 of General Mills’ ordinary shares. The premium for the call option is $3.07 per share or an aggregate of $80,382,080.16 ($89,313,422.40 if the initial purchasers option is covered in full). The strike price for the call option is $51.56 per ordinary share of General Mills. The options expire on October 28, 2005.

Under the call option agreement, subject to restrictions on exercise in the first year, through September 28, 2005, General Mills may exercise the option in whole or in part at any time in respect of up to 5,000,000 shares provided that (1) such exercises are in respect of issuances under its convertible debentures and (2) such exercises would not cause Diageo to hold less than 20% of the outstanding ordinary shares of General Mills. From September 29, 2005 through the expiration of the call option on October 28, 2005, General Mills may exercise the call option without restriction provided that, if General Mills exercises the option during that period, General Mills will be obligated to exercise the option in respect of all ordinary shares covered by the call option agreement that were not previously purchased.

Diageo currently owns 79,000,000 ordinary shares of General Mills. Diageo has agreed with General Mills not to transfer the ordinary shares of General Mills underlying the option during the term of the option, except pursuant to an exercise of the option and certain limited circumstances. Diageo also has agreed not to transfer any ordinary shares of General Mills currently held by Diageo prior to July 1, 2003, subject to certain limited exceptions. Because Diageo retains ownership of the ordinary shares subject to the call option, it retains the contingent value rights associated with those ordinary shares.

The option premium paid to Diageo will, under UK GAAP, be deferred in creditors on the balance sheet and only reflected in the profit and loss account on the exercise or lapse of the option at the end of the option period in three years’ time.

The entry into the call option does not affect the accounting treatment of Diageo’s 21.46% equity investment in General Mills as an associate.

For further information please contact
Investors Relations Sarah Pollard 020 7927 4250 investor.rel@diageo.com
Kelly Padgett + 00 1 202 715 1110
Media enquiries Isabelle Thomas 020 7927 5967 media@diageo.com

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	14:54 25 Oct 2002
Number	PRNUK-2510

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF CONTINUING OBLIGATIONS OF THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 25 October 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 5,108 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 25 October 2002 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

25.10.02	5,108	£3.14 - £5.23

The total holding of the Trust now amounts to 1,856,787 Ordinary Shares.

25 October 2002

Company	Diageo PLC
TIDM	DGE
Headline	Trading Statement
Released	14:30 29 Oct 2002
Number	0811D

29 October 2002

Diageo Trading Update

Major markets

In North America, the premium spirits category remains healthy, and Diageo’s global priority brands continue to perform well. The ‘next generation growth’ strategy has led to new distribution arrangements in 19 states in the United States. While there has been some initial disruption to shipments as a consequence of this move, this now seems to be coming to an end. The ready to drink category in the US is highly competitive. Smirnoff Ice continues to lead this category by a clear margin, and Diageo is building brand awareness and loyalty for the product and its parent brand. In order to ensure focus on the next ready to drink offerings, Diageo has decided to withdraw Captain Morgan Gold from distributors. As announced at the preliminary results, Diageo has been disappointed with the performance of this product. There will be an additional charge of approximately £18 million in the current financial year relating to stock held by distributors.

In Great Britain, growth in the global priority brands continues to drive overall performance. Diageo’s ready to drink products are performing relatively well in a category that has been hit by an increase in excise duty. Diageo has remained competitive on price across its collection of ready to drink products, a collection that is now enhanced following the successful launch of Smirnoff Black Ice.

In Ireland, Guinness is now growing share in the ROI draught beer and cider category after a period of decline, although beer sales in this market are still weak. The successful introduction of Smirnoff Ice on Draught has resulted in volume growth and good share gains for Diageo in the ready to drink category.

The slowdown in the Spanish economy has impacted sales in that country. Volume in the scotch whisky category has declined, although J&B has made a small share gain. Overall, Diageo’s relative performance in premium drinks here has benefited from the very strong growth of the dark rum category led by Diageo’s brands, Cacique (ex-Seagram) and Pampero.

Key markets

As anticipated, the overall performance of the key markets has been adversely impacted by continued social and political unrest and economic difficulties in Latin America. The economic climate in Brazil and Venezuela has worsened since the beginning of the current financial year and at the end of the first quarter operating profit in Latin American key markets was down approximately £15 million against the prior period. Diageo has faced economic pressures of this nature before and is using the expertise already built to mitigate its exposure. Diageo continues to focus on long-term brand building to protect its future and to grow share for its brands.

At the preliminary results, Diageo announced that in Korea its local priority brand Dimple, currently distributed by a third party, will be distributed through its own in-market company from January 2003. Diageo has not shipped any Dimple to the current distributor in the first quarter of this year, and little volume is expected to be recorded in the first half of the current financial year. Sales to consumers have of course continued albeit with some loss of market share.

Venture markets

The overall performance of venture markets continues to be in line with expectations. Diageo’s venture model is flexible and geographically wide-ranging, with weakness in one part of the world often offset by strength in another. Germany in particular is benefiting from the launch of Smirnoff Ice and a new rum product is leading to improvements in the Philippines.

Ready to drink

Total ready to drink performance on a global basis is strong, with double-digit volume growth in the first quarter of the current financial year.

Marketing investment

Diageo is in the privileged position of being able to continue to support its brands with high levels of marketing investment. This investment ensures the health of Diageo’s brands and supports their premium position during this period of challenging economic circumstances.

Seagram spirits and wine acquisition

Diageo acquired several new priority brands with the acquisition of the Seagram spirits and wine business. The performance of these brands has been strong, particularly that of Captain Morgan and Cacique. Overall, the acquisition continues to exceed expectations and current year operating profit will be ahead of projections made at the time of the preliminary results despite the incremental cost relating to the withdrawal of Captain Morgan Gold. Additionally, by enhancing brand positions in the United States, the Seagram acquisition has allowed the implementation of the ‘next generation growth’ strategy through which we will make the transition to a network of dedicated sales teams within the US distribution system.

Burger King

The operating environment for the quick service restaurant industry has worsened over the last three months, with aggressive price discounting. However, Diageo is continuing to work with the buying group, led by Texas Pacific Group, towards concluding the sale of this business.

Post employment benefits

As a result of the continued decline in the equity markets Diageo’s net deficit before taxation under FRS 17 has increased from £366 million at 30 June 2002 to approximately £950 million. In the current financial year Diageo will not benefit from approximately £30 million of pension credit included in the reported results for the last financial year.

Cash flow

Cash flow will benefit from the receipt of $89 million from the sale of options to General Mills over 29 million shares Diageo holds in that company and approximately $100 million in compensation from Interbrew for the transfer back to them of the US distribution rights for the Bass brand.

Summary

At Diageo’s Annual General Meeting today, Paul Walsh, Diageo’s Chief Executive, will make the following comments on the company’s trading outlook:

“Since our preliminary results announcement, trading conditions have become more difficult but Diageo continues to be well placed to deliver superior levels of growth in premium drinks and value for its shareholders.

“As we indicated in our preliminary results announcement, we expect our performance to be better in the second half than in the first half of the current financial year because of factors such as the phasing of our marketing expenditures and the first time inclusion of the Seagram business into our organic results in the second half.

“Today, given world events and the more difficult world economic environment, current year targets do look increasingly challenging. However, we believe that in Diageo we have a premium drinks model that works and we continue to grow market share around the world, thereby positioning us strongly for improved economic conditions when they occur”.

Annual General Meeting

Diageo is holding its Annual General Meeting at 2.30pm at the Queen Elizabeth II Conference Centre in London.

For further information:

Investors enquiries Catherine James +00 44 (0) 20 7927 5272
Investor.rel@diageo.com

Media enquiries to Isabelle Thomas +00 44 (0) 20 7927 5967
Media@diageo.com

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	13:45 3 Oct 2002
Number	PRNUK-0310

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF CONTINUING OBLIGATIONS

Diageo plc (the ‘Company’) announces that Mr P S Walsh, a director, notified the Company today that:

i) on 2 October 2002 he exercised an option over 10,000 of the Company’s American Depositary Shares (‘ADSs’)*, granted to him on 4 January 1996 under the Company’s US Stock Option Plan at a price of $29.38 per ADS; and

ii) on 3 October 2002, he sold 9,000 ADSs at a price of $51.40 per ADS.

The balance of 1,000 ADSs was retained by Mr Walsh in his own name.

As a result of these transactions, Mr Walsh’s beneficial interest in the Company’s Ordinary Shares of 28 101/108 pence (‘Ordinary Shares’) (excluding options, awards under the Company’s LTIPs and also interests as a potential beneficiary of Diageo Employee Benefit Trust, Grand Metropolitan No. 2 Employee Share Trust, Diageo plc QUEST and Pillsbury 401 (K) Savings Plan) has increased to 444,143, of which 5,932 are held in the form of ADSs.

*	1 ADS is equivalent to 4 Ordinary Shares.

3 October 2002.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:57 30 Oct 2002
Number	PRNUK-3010

30 October 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,120,000 ordinary shares at an average price of 701.915per share.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:06 31 Oct 2002
Number	PRNUK-3110

31 October 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 4,000,000 ordinary shares at an average price of 719.174p per share.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:33 3 Oct 2002
Number	PRNUK-0310

3 October 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 730,000 ordinary shares at an average of 835.390 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:02 4 Oct 2002
Number	PRNUK-0410

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF CONTINUING OBLIGATIONS

Diageo plc (the ‘Company’) announces that it received notification on 4 October 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 7,905 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 4 October 2002 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

04.10.02	7,905	£4.56 - £5.05

The total holding of the Trust now amounts to 1,878,885 Ordinary Shares.

4 October 2002

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	18:15 4 Oct 2002
Number	PRNUK-0410

4 October 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 1,500,000 ordinary shares at an average of 828.932 pence per share.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:52 7 Oct 2002
Number	PRNUK-0710

7 October 2002

Diageo PLC

Purchase of Own Shares

Diageo PLC announces that it has today purchased for cancellation through Merrill Lynch International 1,500,000 ordinary shares at an average price of 815.256p per share.